Buenos Aires, May 11th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares. Change of the Terms and Conditions.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on May 2nd, 3rd, 4th, 7th, 8th, 9th and 10th in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on April 27th, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired, on the date hereof, 86,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
05-11-18	86,000	53.6416	4,613,178	SBS Trading S.A.

We also inform that, in relation with the condition N° 4 of the repurchase plan approved by the Board on its meeting held on April 27th, 2018 as previously informed, the Board has modified it, with the previous approval of the Audit Committee, in order to clarify that the restriction on the amount of shares that can be purchased daily applies exclusively to the Argentinean market, as specified on the Argentinean Capital Market Law.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations